(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: July 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aerosonic Corporation

Full Name of Registrant

N/A

Former Name if Applicable

1212 North Hercules Avenue

Address of Principal Executive Office (Street and Number)

Clearwater, Florida 33765

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On March 17, 2003, Aerosonic Corporation (the “Registrant”) announced that it had discovered apparent discrepancies relating to previously reported financial information for the Registrant’s fiscal years ended January 31, 2001 and 2002 and the first two quarters of its fiscal year ended January 31, 2003. The Registrant further announced that it was continuing to review those and other matters. On May 22, 2003, the Registrant announced that it had substantially completed its review of the discrepancies in its previously reported financial information concerning inventory accounting and revenue recognition and the resulting overstatements of its inventory and revenue for its fiscal years ended January 31, 2001 and 2002 and the first three quarters of its fiscal year ended January 31, 2003. As reported on May 22, 2003, in confirming the overstatement of revenue and inventory announced on March 17, 2003, the Registrant also identified as of May 22, 2003, significant additional changes that should be made to its financial statements. Additionally, on June 3, 2003, the Registrant announced that it had received notice of a formal order of non-public investigation from the Securities and Exchange Commission (the “SEC”) in connection with the accounting issues reported by the Registrant in its March 17 and May 22, 2003 press releases. The Registrant is continuing to work toward resolving the issues in its previously reported financial statements.

As a result of the foregoing, the Registrant has been unable to complete and file its annual report on Form 10-K for its fiscal year ended January 31, 2003, which was required to be filed with the SEC by May 1, 2003; and the Registrant is unable to complete and file its quarterly reports on Form 10-Q for the fiscal quarters ended (i) April 30, 2003, which was required to be filed with the SEC by June 16, 2003, and (ii) July 31, 2003, which was required to be filed with the SEC by September 15, 2003, without unreasonable expense. The Registrant intends to file such annual report on Form 10-K and such quarterly reports on Form 10-Q as soon as reasonably practicable.

The statements above regarding matters which may require adjustment, the Registrant’s review of discrepancies in its previously reported financial information and other matters, adjustments to financial information, and the filing of the Registrant’s annual report on Form 10-K and quarterly reports on Form 10-Q are “forward looking” within the meaning of the securities laws and regulations. Such forward looking statements involve a number of risks, uncertainties and other factors that may cause actual results to differ materially.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David A. Baldini (Name)	(727) (Area Code)	461-3000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report of the Registrant on Form 10-K for the fiscal year ended January 31, 2003.

Quarterly Report of the Registrant on Form 10-Q for the fiscal quarter ended April 30, 2003.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of the anticipated change in results of operations from the fiscal quarter ended July 31, 2002 for the reasons enumerated below.

As stated in Part III above and as previously announced, the Registrant has discovered overstatements in its previously reported results of operations, and the Registrant is continuing to work toward resolving such issues. Among the overstatements that the Registrant has identified are overstatements in the previously reported results of operations for the fiscal quarter ended July 31, 2002. Furthermore, as a result of such discoveries and the subsequent and continuing examination of its financial statements, the Registrant’s audit for the fiscal year ended January 31, 2003 and the related financial statements have not been completed, nor have the financial statements for the quarters ended April 30 and July 31, 2003, which are dependent upon the January 31, 2003 financial statements.

AEROSONIC CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 16, 2003	By:	/s/ David A. Baldini
David A. Baldini, President & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Last update: 10/8/2002